50
9/5/03



SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2003
WASH. D.C. 152 SECTION



03051687

SEC[illegible] COMMISSION
Washington, D.C. 20549

VF 9-4-03

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Windham Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525B Mid Island Plaza
(No. and Street)

Hicksville, (City) NY (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Taormina (516) 935-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway, Suite 3660 (Address) New York, (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James D. Taormina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windham Securities, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDHAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers of
Windham Securities, Inc.
525B Mid Island Plaza
Hicksville, NY 11801

We have audited the accompanying statement of financial condition of Windham Securities, Inc. as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Windham Securities, Inc. as of June 30, 2003, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
August 6, 2003

WINDHAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash	$ 1,616
Clearing deposit	50,000
Commissions receivable - net	8,578
Securities owned, at fair value	6,000
Receivable from officer	12,000
Other assets	6,278
Total assets	$ 84,472

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 15,176
Stockholder's equity	
Common stock, $1 par value	
Authorized: 1,000 shares	
Issued and outstanding: 200 shares	200
Additional paid-in capital	455,247
Accumulated deficit	(386,151)
Total stockholder's equity	69,296
Total liabilities and stockholder's equity	$ 84,472

WINDHAM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Windham Securities, Inc. (the "Company") was incorporated on July 19, 1987, in the State of Delaware, under the name Oakmont Equities, Inc. It later changed its name to M. J. Sterling & Co., Ltd. and then to Windham Securities, Inc. The Company is a wholly-owned subsidiary of Windham Equities, Inc.

The Company operates under the provisions of Paragraph k(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

(b) Revenue Reconciliation

Securities transactions are recorded on a settlement-date basis, generally the third business day following the transaction date. There are no material differences between the trade and settlement dates.

(c) Securities Owned

Marketable securities are valued at market value, securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in income.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Income Taxes

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

For federal income tax purposes, the Company files on a consolidated tax basis with its parent company. Accordingly, the Company's federal income taxes or tax benefits (if any) are due to or from its parent.

The Company's net operating loss of approximately $361,000 gives rise to a tax benefit of approximately $144,000 which has been fully offset by an equal contravaluation allowance, as elected by management, due to uncertainties of generating taxable income in the near future.

Note 3 - Net Capital Requirement

The Company is subject to net capital rule 15c3-1 of the Securities and Exchange Commission. On June 30, 2003, the Company had net capital of $45,018, which exceeded requirements of $25,000 by $20,018. The Company's capital ratio was 34% versus the maximum allowable of 1500%.

Note 4 - Legal Matters

The Company is a defendant in a lawsuit and an arbitration as described below:

(a) Plantiffs allege that funds were illegally transferred from plaintiffs' brokerage accounts in a series of unauthorized transfers from the plaintiffs' accounts at various brokerage firms including Windham Securities, Inc. seeking damages in the amount of $2,000,000.

(b) Customer claims unauthorized activity occurred in his account at various firms by individuals in those firms from September 1998 through June 2000, that his account was transferred without his authorization to Windham Securities, Inc. in June 2000, and that unauthorized activity occurred in his account at Windham in July 2000. An arbitration commenced before the NASD in June 2002, seeking damages exceeding $10,000,000 in the aggregate from the various firms.

The Company's counsel and management believe that the Company has meritorious defenses. However, since these claims are in the discovery stage and the ultimate outcome cannot be presently determined, no provision for any liability that may result upon adjudication has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters will change in the near term.

Note 5 - Commitment

The Company occupies its office space rent-free. The fair value of the space, as determined by management, approximates $6,000 annually, which has not been reflected in these financial statements.

Note 6 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to other broker-dealers on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Corporation and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers' internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition as of June 30, 2003, pursuant to SEC rule 17a-5, is